

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Howard W. Lutnick
Chief Executive Officer
CF Acquisition Corp. IV
110 East 59th Street
New York, New York 10022

> **Re: CF Acquisition Corp. IV**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 15, 2022**
> **File No. 001-39824**

Dear Howard W. Lutnick:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Joshua N. Englard, Esq.